UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

AFFINITY GAMING

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Martin J. Auerbach, Esq.

c/o Z Capital Partners, L.L.C.

Two Conway Park

150 Field Drive, Suite 300

Lake Forest, IL 60045

(847) 235-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,222,942.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,222,942.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,222,942.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 40.5%

14	Type of Reporting Person (See Instructions) IA, OO (Delaware limited liability company)

SCHEDULE 13D

1	Name of Reporting Persons ZENNI HOLDINGS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,222,942.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,222,942.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,222,942.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 40.5%

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,628,671.23

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,628,671.23

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,628,671.23

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.7%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL SPECIAL SITUATIONS FUND GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,594,271.17

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,594,271.17

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,594,271.17

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL SPECIAL SITUATIONS FUND UGP, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,594,271.17

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,594,271.17

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,594,271.17

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.8%

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

SCHEDULE 13D

1	Name of Reporting Persons JAMES J. ZENNI, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,222,942.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,222,942.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,222,942.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 40.5%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1.                   Security and Issuer

This Amendment No. 20 to Schedule 13D (“Amendment No. 20”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”) by each of the following (each a “Reporting Person” and together, the “Reporting Persons”): Z Capital Partners, L.L.C. (“Z Capital”); Zenni Holdings, LLC (“Zenni Holdings”); Z Capital Special Situations Adviser, L.P. (“Special Adviser”); Z Capital Special Situations Fund GP, L.P. (“Special GP”); Z Capital Special Situations Fund UGP, L.L.C. (“Special UGP”); and James J. Zenni, Jr. (“Mr. Zenni”).

Item 3.                   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the following:

The funds used for the purchase of the Common Stock by the Reporting Persons in the June 18 Transaction (as defined below) were derived from general working capital.

Item 4.                   Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On June 18, 2015, the public trading desk of entities controlled by Special Adviser purchased 177,994 shares of Common Stock at a price of $11.00 per share of Common Stock in an open market, broker assisted transaction (the “June 18 Transaction”).

Item 5.                   Interest in Securities of the Issuer.

Item 5(a) — (b) is hereby amended and supplemented by the following:

(a) — (b)

The following sets forth the aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based on 20,315,586 shares of Common Stock outstanding as of May 12, 2015.

Reporting Person	Amount beneficially owned	Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Z Capital Partners, L.L.C.	8,222,942.40	40.5%	0	8,222,942.40	0	8,222,942.40
Zenni Holdings, LLC	8,222,942.40	40.5%	0	8,222,942.40	0	8,222,942.40
Z Capital Special Situations Adviser, L.P.	5,628,671.23	27.7%	0	5,628,671.23	0	5,628,671.23
Z Capital Special Situations Fund GP, L.P.	2,594,271.17	12.8%	0	2,594,271.17	0	2,594,271.17
Z Capital Special Situations Fund UGP, L.L.C.	2,594,271.17	12.8%	0	2,594,271.17	0	2,594,271.17
James J. Zenni	8,222,942.40	40.5%	0	8,222,942.40	0	8,222,942.40

Item 5(c) is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the June 18 Transaction and is incorporated herein by reference.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the June 18 Transaction and is incorporated herein by reference.

Item 7.                   Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the following:

Exhibit 99.1:	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Amendment No. 6 to Schedule 13D, filed on March 15, 2013)

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

ZENNI HOLDINGS LLC

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
By:	Z Capital Partners, L.L.C., General Partner

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL SPECIAL SITUATIONS FUND GP, L.P.
By:	Z Capital Special Situations UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL SPECIAL SITUATIONS FUND UGP, L.L.C.
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

JAMES J. ZENNI, JR.

/s/ James J. Zenni, Jr.

June 18, 2015

ATTENTION:
Intentional misstatements or omissions of act constitute Federal Violations (See 18 U.S.C. 1001).